

September 24, 2025

James Rolke
Chief Executive Officer
Revelation Biosciences, Inc.
4660 La Jolla Village Drive, Suite 100
San Diego, CA 92122

      Re: Revelation Biosciences, Inc.
           Registration Statement on Form S-3
           Filed September 16, 2025
           File No. 333-290309

Dear James Rolke:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3

General

1.   We note that this Form S-3, among other things, constitutes a post-effective amendment to prior registration statements on Form S-1 (File Nos. 333-268576, 333-276232 and 333-287423), but you appear to have omitted the disclosure required by the form and Regulation S-K as it pertains to those offerings. Please revise the registration statement to include all of the form and Regulation S-K information that currently would be required in a prospectus relating to those offerings. Refer to Rule 429 under the Securities Act of 1933, as amended.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jimmy McNamara at 202-551-7349 or Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joseph P. Galda